October 3, 2007

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2006 File No. 001-31369

Dear Mr. Spirgel:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the Staff’s comment letter dated September 18, 2007 relating to the Company’s Form 10-K for the Fiscal Year December 31, 2006 and Form 10-Q for the Quarter Ended June 30, 2007.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations pages 16-55

1.	We note your discussion and presentation of non-GAAP measures such as “Revenue, excluding noteworthy items” (or “Total revenues, adjusted”) and “Net income, excluding certain noteworthy items” (or “Net income adjusted”) throughout MD&A. Note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items that are considered non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. If you consider the adjusting items to be recurring, you should substantively explain to us why they are so and address each of the criteria within Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures in your disclosures. Please advise us or revise accordingly.

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Response

To help readers better understand our business and financial results, we have historically provided information to investors regarding the financial results of our business that includes both GAAP and non-GAAP measures. We provide this disclosure in response to investors who indicate to us that a discussion of our business with and without “noteworthy” items assists them in understanding our business, financial results and operating trends. We do not use non-GAAP measures to enhance or smooth earnings. We believe disclosures about the nature and amount of items identified as noteworthy, including the type of transaction, the amount of income or expense item, the segment most directly affected, the aggregate dollar amount, and the earnings per share impact, improves transparency and facilitates analysis of our operating results.

We understand the determination of whether an item should be described in our Forms 10-K and 10-Q to enhance transparency and user understanding of our financial results is a different question from whether it may be eliminated or adjusted in connection with presentation of a non-GAAP financial measure. In determining our non-GAAP measures as of and for the year ended December 31, 2006, we believed we were not excluding recurring items, as each of the adjustments to the comparable GAAP measures had elements dissimilar from prior adjustments, and we reasonably believed it was probable that the item would not re-occur within two years.

During the 2007 second quarter, we reconsidered our presentation of noteworthy items in light of developments that caused some of our original assumptions to no longer have a reasonable basis. For example, our second quarter restructuring charge, our plan to exit the home lending business and ongoing expense reduction initiatives lead us to believe that we could have similar charges in future periods. As a result, in preparing our Form 10-Q for the quarter ended June 30, 2007, we decided to cease presenting sub totals of revenue and net income excluding noteworthy items, and to present such measures only on a GAAP basis. However, because investors and analysts desire greater transparency, and to comply with Regulation FD, we continue to provide information in our public reports regarding the nature and amount of such noteworthy items and other meaningful items in the analysis of our results.

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2.	In addition, please reconcile each of the non-GAAP measures to the most directly comparable GAAP financial measures rather than other non-GAAP measures such as “Total net revenues (the combination of the net finance revenues after depreciation on operating leases and other revenues)” as indicated in your reconciliation on page 55.

As discussed above in our response to comment 1, in our June 2007 reporting, we ceased presenting revenue and net income measures on a non-GAAP basis. As a result, we did not present the equivalent of the reconciliation table on page 55 of our December 2006 Form 10-K in our June 2007 Form 10-Q.

Historically, we have not considered Total net revenue to be a non-GAAP financial measure, as this amount was derived directly by adding together two line items on the face of the income statement (net finance revenue and other revenue as defined on page 9 in the Glossary of Terms). We based this conclusion on the guidance in Release No. 33-8176; 34-47226, Conditions for Use of Non-GAAP Finance Measures, dated January 22, 2003, Section II The Rules and Amendments, Subsection A. Regulation G, Part 2. Non-GAAP Financial Measures, Subpart b. Discussion of the Definition.

However, after considering your comment 7 and our response thereto, in which we propose to amend the Income statement line item “Other Revenue” to “Other Income”, we will present the table below commencing with the third quarter of 2007:

Non-GAAP Reconciliation

Years ended December 31,	2006	2005	2004

Net Finance Revenue	$1,802.6	$1,635.2	$1,535.3
Other Income	1,233.8	1,137.4	887.1

Total Net Revenues	$3,036.4	$2,772.6	$2,422.4

Disposition, page 33

3.	We note your disclosures of various dispositions in 2005. Please explain to us why you did not report these dispositions as discontinued operations in accordance with SFAS 144 or revise.

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Response

As noted in our 2006 Form 10-K, the largest of our four dispositions during 2005 was business aircraft with a carrying value of $920 million, 1.7% of consolidated financing and leasing assets. These assets were reported in our transportation finance segment, which included aerospace and rail with assets of $12 billion and ongoing operations and cash flows. The sale of the $400 million manufactured housing portfolio (0.7% of consolidated financing and leasing assets) was part of an orderly liquidation of a product. We ceased origination of this product in 2001 while other product offerings continued. In our disclosure for the dispositions of micro-ticket leasing ($300 million or 0.5% of consolidated financing and leasing assets) and venture capital ($150 million, 0.3%) portfolios, we considered materiality and whether operations supporting these assets utilized shared services, personnel and systems.

In all of these cases, we determined that the operations and cash flows could not be clearly distinguished from their segments, operationally and for financial reporting purposes. Therefore, in accordance with SFAS 144, we did not account for any of these dispositions as a discontinued operation.

Off-Balance Sheet Arrangements
Securitization Program, page 50

4.	Refer to the third paragraph. We note your disclosures that “CIT retains the servicing rights of the securitized contracts, for which we earn periodic or on-going servicing fees”. Tell us and disclose the amount of the servicing rights you have recorded, and where you have recorded them in the financial statements.

Response

Fees earned by us from servicing assets in off-balance sheet securitization programs (assets of $6.3 billion at December 31, 2006, as reflected on page 50 of the 10-K) are “adequate compensation”, and accordingly, recognition of either a servicing asset or liability is not warranted pursuant to SFAS 140. Annually, we conduct reviews of our contractual servicing fees and compare them to recently published market information from third party servicers of comparable securitized asset types thereby reconfirming our fees represent adequate compensation.

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Financial Statements and Notes

Note 1. Business and Summary of Significant Accounting Policies
Revenue Recognition, page 63

5.	We note your disclosures in the Business section (page 2) that you provide various services such as financial risk management, asset management and servicing, merger and acquisition advisory services, debt restructuring, credit protection, account receivable collection, commercial real estate advisory services, debt underwriting and syndication and insurance. Please tell us and disclose your revenue recognition policies with respect to each of the services that you provide.

Response

With the exception of syndication fees, the fees relating to the above services were not significant in 2006, as these activities relate primarily to recently started business initiatives. Our related revenue recognition practices follow the relevant GAAP, including the guidance in Staff Accounting Bulletin No. 104, as amended. The fees related to these activities are reported in other revenue.

In accordance with SFAS No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, debt underwriting and syndication fees are recognized when the syndication is complete. For transactions where CIT retains a portion of the syndicated loan and the yield on the portion of the loan retained is less than the weighted average yield to the other participants, a portion of the syndication fee is deferred in order to produce a yield on the portion of the loan retained equal to the weighted average yield on the loans held by the other participants, in accordance with SFAS 91.

We will expand our accounting policies disclosure to include the syndication fee discussion above in the Form 10-K for the year ended December 31, 2007. We will also consider additional disclosures with respect to the other revenue sources should the amounts become significant.

Note 3. Reserve for Credit Losses, page 70

6.	Please provide reserve, chargeoffs, provisions, and recoveries information by major loan/industry categories and advise us.

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Response

The Company offers through its operating segments a wide array of financial products and services to customers spanning over 30 industry classifications as defined by SIC codes. However, the Company’s systems do not aggregate and report to management reserve, charge-off, provision and recovery data along such industry lines. Further, the Company’s systems have not been designed to aggregate credit metric data by SIC code on a company-wide basis. Occasionally, we do so manually on an exception basis. The Company aggregates financial data, reports on and manages the business according to the five segments described in our response to comment 8. We disclose by segment the provision for credit losses and net charge-offs in the Reserve and Provision for Credit Losses section of MD&A on pages 25-28.

We provide geographic and industry composition disclosure of our finance and leasing portfolio in Note 5 on pages 71-72 and also provide supplemental information on our largest industry concentrations on pages 40-42 of MD&A. In our June 30, 2007 Form 10-Q, we expanded our home lending disclosures on pages 21-24 in response to home lending market conditions and the Company’s actions in this regard.

Note 12. Other Revenues, page 84

7.	We note your recordation of various gains related to sale of real estate investments, derivatives, venture capital investments, aircrafts, micro-ticket business unit, etc. within revenues in 2005. Addressing the relevant accounting literature, advise us your basis in recording these items as revenues rather than other income outside revenues.

Response

We continue to believe that our income statement presentation is most meaningful to investors. While we are not a regulated bank holding company, our income statement presentation is reasonably influenced by the guidance in Article 9-04 in regulation S-X, as we explained in our response to comment 2 in our letter to the staff dated June 28, 2006. Therefore, we believe that the presentation of net gains related to the sale of real estate investments, derivatives, venture capital investments, business aircraft sale, the micro-ticket business unit sale, etc., classified as Other Revenue in 2005, was reasonable. However, based on the continuing dialogue in this area, we propose to amend our caption, “Other Revenue” on the face of the income statement to “Other Income”beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2007.

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Note 20. Business Segment Information
Management’s Policy in Identifying Reportable Segments, page 100

8.	We note your disclosures that “CIT’s reportable segments are comprised of strategic business units or “verticals” that are aggregated into segments primarily based upon industry categories and to a lesser extent, the core competencies related to product origination, distribution methods, operations and servicing, and the nature of their regulatory environment.” Please clarify in your disclosures how you apply paragraph 17 of SFAS 131 in aggregating these business units and advise us.

Response

The Company has considered the guiding principles of SFAS 131 in determining its reportable segments. Of particular note, we have been reporting our segment information externally in the same way that we have organized the segments within the enterprise for purposes of making operating decisions and assessing financial performance. More specifically, the segment presentation is aligned with the delegation of authority and assignment of management responsibilities among our businesses, our compensation programs, and the reporting of our overall financial results to the CIT CEO and the Office of the Chairman (the “OC”), an advisory group to the CEO. At December 31, 2006 we had determined the CEO was the chief operating decision maker (CODM) for purposes of applying SFAS 131.

The OC included our CEO, CFO, Chief Lending Officer, and the two Vice Chairmen who lead our Commercial Finance Group (comprised of the Corporate Finance, Transportation Finance and Trade Finance reportable segments) and Specialty Finance Group (comprised of the Consumer Finance and Vendor Finance reportable segments). The Commercial Finance Group and Specialty Finance Group had Chief Financial Officers, Chief Credit Officers, Chief Sales and Marketing Officers and General Counsels. The two Vice Chairman responsible for the Commercial Finance Group and the Specialty Finance Group both reported directly to the CEO.

We determined that we had 11 operating segments at December 31, 2006, three of which were in the Commercial Finance Group and eight of which were in the Specialty Finance Group. With respect to the three operating segments in Commercial Finance Group we determined that each of them was a reportable segment in accordance with SFAS 131. With respect to the eight operating segments of the Specialty Finance Group, we have aggregated them into two reportable segments as discussed below.

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The three Commercial Finance Group operating segments each had a segment manager who reported to the Vice Chairman, managed the day to day segment operations, and made resource allocation and investment decisions within their segments. In addition to the segment manager, the segments also had chief financial officers and chief risk officers. We determined that Corporate Finance, Transportation Finance and Trade Finance met the operating segment requirements of paragraph 10 of SFAS 131. The verticals in the Corporate Finance segment were not operating segments under the requirements of paragraph 10 of SFAS 131. The verticals exist within the Corporate Finance segment and were organized to market products to targeted industries. These verticals shared common operations and back office functions.

The Vice Chairman - Specialty Finance Group functioned as the segment manager for the Vendor Finance and Consumer and Small Business Lending reportable segments. With respect to the Vendor Finance operations of Specialty Finance we determined that the U.S. vendor and three international vendor operating segments should be aggregated based on the similarity of their economic characteristics and the other criteria in paragraph 17 of SFAS 131, as they are in the same business and offered the same products to the same customer base through similar distribution channels.

With respect to the Consumer and Small Business Lending reportable segment of Specialty Finance, which represented 30% of CIT’s assets at December 31, 2006, we examined the home lending (16%), student lending (13%), small business lending (1%) and our Utah chartered industrial bank, which was largely a funding vehicle for our home lending business. We determined that they should be reported in the Consumer and Small Business Lending segment based on the similarity of their economic characteristics and the other criteria in paragraph 17 of SFAS 131. The similarities shared by these operations included consumer customers, similar credit scoring and approval processes and new business that was predominantly originated through brokers and other intermediary relationships.

However, in light of the recent market events affecting home lending and our decision to exit the business, which alters the economic characteristics of the business in 2007 as compared to 2006, coupled with our outlook that that disparity will continue for the foreseeable future, we plan to report home lending as a separate segment in our September 2007 financial statements. This revised reporting will expand upon the enhanced disclosures we made regarding our home lending operations for the June 30, 2007 reporting period. Prior period comparisons will be presented accordingly.

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We have also reexamined the wording, specifically the term “aggregated” used in Note 20 — Business Segment Information to the 2006 financial statements and respectfully advise the staff that the language was not intended to imply that our verticals were themselves operating segments under SFAS 131. We will revise our future disclosures to avoid this confusion.

Form 10-Q for the Quarter Ended June 30, 2007

Note 12. Legal Proceedings, page 16

9.	With respect to the NorVergence Related litigation, please provide full disclosure of this loss contingency in accordance with paragraphs 9-12 of SFAS 5 and advise us.

Response

Generally litigation in our business involves disputes with respect to collection and work out activities, with adverse outcomes to CIT reducing the amounts collected in liquidation. As a result, adverse litigation outcomes generally result in increased charge-offs / provision for credit losses.

As of June 30, 2007, substantially all of CIT’s approximate $20 million cumulative funded receivables for NorVergence has been written off and we do not believe that any further losses are probable. We are currently analyzing whether it is necessary to continue to make any future disclosure regarding the NorVergence litigation, since the cases have largely settled, become dormant, or have only nominal value.

We first disclosed our NorVergence related litigation in our Form 10-Q filed for the quarter ended September 30, 2004 following the bankruptcy filing of NorVergence, Inc. on July 14, 2004, the filing of several class actions related to NorVergence beginning on September 9, 2004, and the commencement of several government investigations beginning in the third quarter of 2004. This disclosure was updated in subsequent SEC filings, including in the Form 10-Q for the quarter ended June 30, 2007.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

10.	Please revise your disclosures concerning your home lending business to address each of the following comments so that the nature and severity of the circumstances affecting this business, your accounting policies, and the basis for these policies are wholly transparent to readers, and advise us in detail. Include in your responses to these comments references to the GAAP literature that supports your policies.

a.	We note on page 21 that the $765.4 million pretax charge includes unamortized origination costs. Please quantify the amount of unamortized origination costs and explain to us why you have included them in this charge. In this regard, we note on page 22 that “the estimated fair value of the portfolio does not include the potential value of the origination or servicing components of our home lending business.” Please reconcile these disclosures and advise.

Response

As disclosed on page 22 of MD&A, the carrying value / cost of home lending assets at the time of transfer to assets-held-for sale from assets held for investment included $259.2 million in unamortized capitalized origination costs, representing predominantly premiums paid on the bulk purchase of mortgage portfolios and fees paid to mortgage brokers originating individual loans.

Paragraph 8c of SOP 01-6 Accounting by Certain Entities That Lend to or Finance the Activities of Others states the following: “Once a decision has been made to sell loans not previously classified as held-for-sale, such loans should be transferred into the held-for-sale classification and carried at the lower of cost or fair value. At the time of transfer into the held-for-sale classification, any amount by which cost exceeds fair value should be accounted for as a valuation allowance.” As the above-mentioned unamortized costs were included in the cost basis of the assets at the transfer date, and fair value was below carrying value including this amount, the $259.2 million was a component in determining the pretax charge of $765.4 million. Please refer to the table in b. below.

The estimated fair value at June 30 did not include any value for the origination element of the home lending business because the Company had not yet made any decision to dispose of this business. Therefore, fair value measurement was applied to the home lending receivables, i.e. the portfolio of financial assets, but not to the

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overall business. Servicing was considered in determining the fair value for certain loans valued on a whole loan sale basis. As discussed below, the portfolio was stratified into approximately 10 loan types, which were utilized to develop securitization and whole loan pools, for which specific market data points were applied to arrive at fair value. Further, on August 28, 2007, the Company announced the closing of the home lending origination operations and recognized a charge of approximately $35 million for severance, lease termination and other expenses. The press release was filed as an exhibit to an 8-K on August 28. In our June 30, 2007 10-Q disclosures we had previously disclosed the possibility of closing the home lending origination operations. The servicing operations continue to service our existing home lending portfolio.

b.	We note on page 22 that the fair value adjustment reflects a discount of $681.8 million that includes a credit element to cover estimated losses over the entire life of the receivables while the $210 million of existing loss reserves reflect the “inherent losses in the portfolio as of June 30, 2007.” Explain why it is necessary and appropriate to record an additional reserve for credit losses. Tell us why your recognition of this additional element for losses is not double counting credit losses that will be incurred on the receivables.

Response

In summary, the income statement impact of the related valuation allowance adjustment was derived as of June 30, 2007 as follows:

Unpaid principal balance of mortgages	$ 11,065.6
Unamortized capitalized origination costs	259.2
Home lending reserve for credit losses	(210.0)

Adjusted cost basis at transfer date	11,114.8
Fair value of mortgages	10,383.8

Fair value adjustment – home mortgages	$ 731.0

The $731.0 million fair value adjustment included a $681.8 million (6.2%) discount to the remaining principal balance of $11.1 billion. The inherent losses in the portfolio / existing loan loss reserves at June 30 were not double counted in the $681.8 million mark. The estimated fair value reflects full life-cycle expected losses, whereas the $210 million of reserve for credit losses related to inherent losses in the home lending portfolio at the time of transfer (i.e. June 30, 2007). The $210 million reserve, which reflects our estimation of incurred losses based on the probable and estimable

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concepts within FAS 5, was applied to the carrying value of the home lending receivables prior to transfer to assets-held-for-sale.

In developing our estimates of inherent loss under FAS 5, we apply roll-rate analysis to the home lending portfolio as of the measurement date, which essentially quantifies estimated losses based on loans that are past due or non-performing as of the balance sheet date. We believe that estimated losses on this basis are a valid estimate of, or proxy for, embedded or inherent losses in the portfolio, and reflective only of loss events that have already occurred at the measurement date. Through June 30, 2007, our recorded reserve for loan losses was sufficient to absorb losses expected to occur during our estimate of the loss emergence period, which corresponds to the period of time we have observed that passes between when a loan defaults and a loss is realized, generally at collateral disposition. At least quarterly, we refresh our delinquency roll rate, loss severity, and loss emergence period estimates.

In contrast, the estimated lifetime losses underlying the estimated fair value as of June 30, also considers future loss events that could occur over the remaining life of the portfolio. In developing these estimates of life-cycle losses, we apply roll-rate analysis to all loans and capture estimated future losses over the entire estimated life of the portfolio. Therefore, the estimated inherent losses of $210 million are included in the estimated life-cycle losses.

This accounting treatment reflects the guidance in Chapter 10 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions, section 10.22 Transfers and Servicing of Loans, which states the following: “At the time of a loan’s transfer to the HFS account, any reduction in the loan’s value should be reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding reduction in the allowance for loan losses (ALLL).” Prior to the transfer to assets held for sale at June 30, 2007, we brought the ALLL and other accruals (including capitalized origination cost amortization) to date.

c.	Quantify the amount of the charge taken in the second quarter of 2007 that would have been taken absent management’s decision to exit the home lending business.

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Response

Absent management’s decision to exit the home lending business leading to the reclassification of the entire home lending receivables to held for sale and the corresponding fair value charge, the reported results for the second quarter of 2007 would have been a loss of $14.6 million, as discussed below.

As disclosed on in the Home Lending Statement of Income on page 23 of MD&A, the home lending operation lost $745.6 million pretax for the quarter ended June 30, 2007, including the $731.0 million valuation allowance above. Excluding this amount, which corresponded to management’s change in intent and transfer of the portfolio to assets-held-for-sale, the operation lost $14.6 million pretax, versus pretax income of $14.1 million and $34.3 million for the quarters ended March 31, 2007 and June 30, 2006. The loss was driven primarily by a higher provision for credit losses ($57.4 million for the quarter ended June 30, 2007, versus $32.1 million and $12.4 million for the prior quarter and prior year quarter), as the reserve for credit losses was increased to $210 million at June 30, 2007, from $184 million and $145 million at March 31, 2007 and December 31, 2006.

d.	Disclose the interest rate implicit in your discounting of the receivables and the estimated life you utilized when discounting them. Also disclose the reference rate identified by management when determining the discount rate and discuss your assumptions used when determining the average life of the portfolio.

Response

Though CIT has not early adopted SFAS 157 Fair Value Measurements, management considered the guidance in SFAS 157 in the determination of the home lending portfolio fair value at June 30. The portfolio was stratified into approximately 10 loan types, which were utilized to develop securitization and whole loan pools, for which specific market data points were applied to arrive at fair value. Market data points included a valuation by a third party market trader, recent (second quarter) transactions for similar assets and a proposal to buy selected portfolio receivables from a private equity buyer. We also referred to market transactions observed in CIT’s capacity as both the buyer and seller of these types of assets. Therefore, our fair value methodology was developed principally on market data points.

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e.	Disclose whether or not you will continue to make new home loans prior to the disposition of the home lending business.

Response

In the second quarter of 2007 upon deciding to exit the business, we further tightened underwriting criteria, which resulted in a substantial reduction in origination volume. As mentioned previously, the Company announced the closing of the home lending origination operations on August 28, 2007, at which time we ceased originating home loans. As indicated in our response to comment 10a., the servicing operation within our home lending business remains operational.

Please be advised that on September 19, 2007, the Company announced the sale of approximately $4 billion of “AAA-rated” securities to Freddie Mac backed by approximately $6 billion of the home lending assets classified as held-for-sale in June. Please refer to our Form 8-K dated September 24, 2007. This securitization transaction, which will be accounted for as a secured borrowing, encumbers the assets for their entire remaining life. Accordingly, during the third quarter, these assets will be transferred to assets-held-for investment, and in accordance with GAAP, will be valued at the lower of cost or market at the transfer date with corresponding GAAP held-for-investment accounting applied going forward.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5752.

Sincerely,

Joseph M. Leone Vice Chairman and Chief Financial Officer

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